Exhibit 99.1

Ferrari N.V.

Interim Report
For the three months ended March 31, 2017
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman and Chief Executive Officer

Sergio Marchionne

Directors

John Elkann
Piero Ferrari

Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

Ernst & Young S.p.A.

CERTAIN DEFINED TERMS
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into FCA on October 12, 2014 (at which time Fiat Investments N.V. was named Fiat Chrysler Automobiles N.V., or FCA), or any one of them, as the context may require. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described under "Note on Presentation"
Therefore, the interim condensed consolidated financial statements at and for the three months ended March 31, 2017 (the “Interim Condensed Consolidated Financial Statements”) included in this interim report (the “Interim Report”) refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the for the three months ended March 31, 2017 included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements for the year ended December 31, 2016 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2017” in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements
As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation occurred through a series of transactions including (i) an intra-group restructuring that resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii), which are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring”, were completed in October 2015 and have been accounted for in the Interim Condensed Consolidated Financial Statements as though they had occurred effective January 1, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA had 80 percent ownership. The remaining steps of the Separation were completed between January 1 and January 3, 2016, through two consecutive demergers followed by a merger under Dutch law. As part of the Separation, a new entity, FE New N.V., was created. Pursuant to the demergers the shares in Ferrari N.V. held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation, Ferrari N.V. was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

This Interim Report refers to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2017	2016

Net revenues	821	675
EBIT	177	121
Profit before taxes	173	112
Net profit	124	78
Net profit attributable to:
Owners of the parent	124	78
Non-controlling interests	—	—
Basic and diluted earnings per common share (€) (1)	0.65	0.41
_____________________________

(1)	See Note 14 "Earnings per share" to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	569	458
Total assets	4,056	3,850
Debt	1,870	1,848
Total equity	481	330
Equity attributable to owners of the parent	476	325
Non-controlling interests	5	5
Share capital	3	3
Common shares issued (in thousands of shares)	188,948	188,923

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended March 31,
	2017	%	2016	%
EMEA
UK	254	12.7%	219	11.7%
Germany	196	9.8%	160	8.5%
Italy	103	5.1%	89	4.7%
Switzerland	94	4.7%	81	4.3%
France	92	4.6%	78	4.1%
Middle East (1)	114	5.7%	129	6.9%
Rest of EMEA (2)	181	9.0%	194	10.3%
Total EMEA	1,034	51.6%	950	50.5%
Americas (3)	545	27.2%	523	27.8%
China, Hong Kong and Taiwan, on a combined basis	161	8.0%	156	8.3%
Rest of APAC (4)	263	13.2%	253	13.4%
Total	2,003	100.0%	1,882	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4) Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended March 31,
	2017	2016
Average number of employees for the period	3,317	3,049

Equity incentive plan
Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan, which is applicable to all Group Executive Council (“GEC”) members and key leaders of the Company. Under the Company’s equity incentive plan, a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
See Note 22 “Share-based compensation” to the Interim Condensed Consolidated Financial Statements for additional details.

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	the integration of hybrid technology more broadly into our car portfolio over time may present challenges and costs;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•	changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	our ability to service and refinance our debt;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems; and

•	other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2017 and 2016, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended March 31,
	2017	2016
	(€ million)
Net profit	124	78
Income tax expense	49	34
Net financial expenses	4	9
Amortization and depreciation	65	57
EBITDA	242	178
Adjusted EBITDA	242	178
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31,
	2017	2016
	(€ million)
EBIT	177	121
Adjusted EBIT	177	121

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31,
	2017	2016
	(€ million)
Net profit	124	78
Adjusted Net Profit	124	78
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three months ended March 31, 2017 and 2016.

		For the three months ended March 31,
		2017	2016
		(€ million)
Net profit attributable to owners of the Company	€ million	124	78
Adjusted profit attributable to owners of the Company	€ million	124	78

Weighted average number of common shares	thousand	188,948	188,923
Adjusted basic earnings per common share		€0.65	0.41
Weighted average number of common shares for diluted earnings per common share	thousand	189,758	188,923
Adjusted diluted earnings per common share (1)		€0.65	0.41
_____________________________

(1)
For the three months ended March 31, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the Company's equity incentive plan applicable to all GEC members and key leaders of the Company and (ii) the potential common shares that would be issued for the Non-Executive Directors' compensation agreement.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents, further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2017 and December 31, 2016.

	At March 31,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	569	458
Financial liabilities with third parties	(1,870)	(1,848)
Net Debt	(1,301)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	723	737
Net Industrial Debt	(578)	(653)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31,
	2017	2016
	(€ million)
Cash flows from operating activities	142	112
Cash flows used in investing activities	(64)	(67)
Free Cash Flow	78	45
Change in the self-liquidating financial receivables portfolio	(2)	(17)
Free Cash Flow from Industrial Activities	76	28

Cash flows used in investing activities for the three months ended March 31, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements included in this Interim Report for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations provide additional useful information to investors regarding the operating performance on a local currency basis.

For example, if a U.S. entity with U.S. Dollar functional currency recorded net revenues of U.S. $100 million for the three months ended March 31, 2017 and 2016, we would have reported €93.9 million in net revenues for the three months ended March 31, 2017 (using the average exchange rate of 1.0648 for the three months ended March 31, 2017), or a €3.2 million increase over the €90.7 million in net revenues reported for three months ended March 31, 2016 (using the average exchange rate of 1.1022 for the three months ended March 31, 2016). The constant currency presentation would translate the net revenues for the three months ended March 31, 2017 using the foreign currency exchange rates for the three months ended March 31, 2016, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged from period to period.

Results of Operations

Three months ended March 31, 2017 compared to three months ended March 31, 2016
The following is a discussion of the results of operations for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2017	Percentage of net revenues	2016	Percentage of net revenues
	(€ million, except percentages)
Net revenues	821	100.0%	675	100.0%
Cost of sales	398	48.5%	333	49.3%
Selling, general and administrative costs	73	8.8%	60	8.9%
Research and development costs	172	21.0%	158	23.4%
Other expenses, net	2	0.2%	3	0.4%
Result from investments	1	0.1%	—	—%
EBIT	177	21.6%	121	18.0%
Net financial expenses	(4)	(0.4)%	(9)	(1.3)%
Profit before taxes	173	21.2%	112	16.7%
Income tax expense	49	6.0%	34	5.1%
Net profit	124	15.1%	78	11.6%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cars and spare parts(1)	581	70.8%	481	71.2%	100	20.8%
Engines(2)	104	12.7%	57	8.5%	47	81.3%
Sponsorship, commercial and brand(3)	123	14.9%	118	17.5%	5	3.8%
Other(4)	13	1.6%	19	2.8%	(6)	(32.4)%
Total net revenues	821	100.0%	675	100.0%	146	21.5%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended March 31, 2017 were €821 million, an increase of €146 million, or 21.5 percent (an increase of 20.4 percent on a constant currency basis), from €675 million for the three months ended March 31, 2016.

The increase in net revenues, including the positive impact of foreign currency hedging instruments, was attributable to the combination of (i) a €100 million increase in cars and spare parts net revenues, (ii) a €47 million increase in engines net revenues, and (iii) a €5 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) a €6 million decrease in other net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €581 million for the three months ended March 31, 2017, an increase of €100 million, or 20.8 percent, from €481 million for the three months ended March 31, 2016. The increase was attributable to an €88 million increase in net revenues from range and special series cars and spare parts and a €12 million increase in net revenues from supercars and limited edition cars.

The €88 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 125 cars (excluding the LaFerrari and the LaFerrari Aperta) and positive mix, along with a greater contribution from personalization programs and foreign currency exchange impact. Shipments of V12 range and special series models increased by 60.3 percent, primarily attributable to shipments of the GTC4Lusso, which commenced in third quarter of 2016, as well as the F12tdf, partially offset by a decrease in shipments of the F12berlinetta, which is in its 6th year of commercialization, and the phase-out of the FF. Shipments of V8 models decreased by 3.3 percent, driven by the California T, which is in its 4th year of commercialization.

The €88 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our major geographical markets, including (i) €34 million in EMEA, (ii) €29 million in Americas, (iii) €16 million in Rest of APAC, and (iv) €9 million in China, Hong Kong and Taiwan (on a combined basis).

The €34 million increase in EMEA net revenues was primarily due to increases of €18 million in Italy, €6 million in Germany, €5 million in the UK, €4 million in Other EMEA, €2 million increase in Switzerland with France substantially in line with the prior year, partially offset by a decrease of €1 million in the Middle East. The increase was primarily attributable to an increase in shipments, including double-digit growth in shipments in Italy, Germany, the UK and Switzerland, driven by the GTC4Lusso and the 488 family, along with a greater contribution from personalization programs.

The €29 million increase in Americas net revenues was primarily attributable to positive volume and mix, driven by the 488 family, the F12tdf and the GTC4Lusso, as well as our personalization programs and positive foreign currency exchange impact.

The €16 million increase in Rest of APAC net revenues was attributable to increases of €9 million in Japan and €9 million in other Rest of APAC, partially offset by a decrease of €2 million in Australia. The increase in Japan was driven by positive mix and our personalization programs, as well as positive foreign currency exchange impact, and the increase in other Rest of APAC was primarily attributable to positive volume and mix, driven by Singapore. The decrease in Australia was related to a few units and to GTC4Lusso yet to arrive on the market.

The €9 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to increases of €8 million in China and €1 million in Taiwan, with Hong Kong substantially in line with prior year, mainly due to the Company's decision to terminate the distributor agreement in Hong Kong in the fourth quarter of 2016. The increase in China was primarily attributable to higher volumes and positive mix driven by the 488 family, the GTC4Lusso and the F12tdf.

The increase in net revenues from supercars and limited edition cars was attributable to shipments of the LaFerrari Aperta, which was launched in the third quarter of 2016, partially offset by a decrease in shipments due to the end of the LaFerrari lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.

Engines

Net revenues generated from engines were €104 million for the three months ended March 31, 2017, an increase of €47 million, or 81.3 percent, from €57 million for the three months ended March 31, 2016. The increase of €47 million was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, driven by an increase in the number of engines shipped in the first quarter of 2017 compared to the first quarter of 2016, partially offset by a decrease in net revenues due to the termination of the rental agreement with a Formula 1 racing team.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €123 million for the three months ended March 31, 2017, an increase of €5 million, or 3.8 percent, from €118 million for the three months ended March 31, 2016. The increase was primarily related to an increase in net revenues from sponsorship, partially offset by the lower 2016 championship ranking compared to 2015.

Other

Other net revenues were €13 million for the three months ended March 31, 2017, a decrease of €6 million, or 32.4 percent, from €19 million for the three months ended March 31, 2016, primarily due to the deconsolidation of the financial services business in Europe since November 2016 following the sale of a majority stake in FFS GmbH to FCA Bank.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Cost of sales	398	48.5%	333	49.3%	65	19.4%

Cost of sales for the three months ended March 31, 2017 was €398 million, an increase of €65 million, or 19.4 percent from €333 million for the three months ended March 31, 2016. As a percentage of net revenues, cost of sales was 48.5 percent for the three months ended March 31, 2017 compared to 49.3 percent for the three months ended March 31, 2016.

The increase in cost of sales was primarily attributable to (i) increased costs of €41 million driven by an increase in production volumes of engines for Maserati and cost of sales of supporting activities (ii) increased costs of €19 million driven by an increase in volumes and personalization programs and (iii) an increase in production costs, including amortization and depreciation, of €5 million.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Selling, general and administrative costs	73	8.8%	60	8.9%	13	20.1%
Selling, general and administrative costs for the three months ended March 31, 2017 were €73 million, an increase of €13 million, or 20.1 percent, from €60 million for the three months ended March 31, 2016. As a percentage of net revenues, selling, general and administrative costs were 8.8 percent for the three months ended March 31, 2017 compared to 8.9 percent for the three months ended March 31, 2016.
The increase in selling, general and administrative costs was primarily attributable to (i) share-based compensation expense related to the recently approved equity incentive plan, (ii) costs related to new directly operated Ferrari stores and (iii) costs related to initiatives for Ferrari's 70th anniversary, partially offset by (iv) a decrease in costs due to the deconsolidation of FFS GmbH since November 2016.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
Amortization of capitalized development costs	26	3.2%	23	3.4%	3	13.1%
Research and development costs expensed during the period	146	17.8%	135	20.0%	11	8.1%
Research and development costs	172	21.0%	158	23.4%	14	8.8%

Research and development costs for the three months ended March 31, 2017 were €172 million, an increase of €14 million, or 8.8 percent, from €158 million for the three months ended March 31, 2016. As a percentage of net revenues, research and development costs were 21.0 percent for the three months ended March 31, 2017 compared to 23.4 percent for three months ended March 31, 2016.
The increase in research and development costs during the period of €14 million was driven by the amortization of capitalized development costs and by research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology, as well as Formula 1 developments.

Other expenses, net

	For the three months ended March 31,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Other expenses, net	2	3	(1) 37.1%
Other expenses, net for the three months ended March 31, 2017 included other expenses of €4 million, mainly related to provision and indirect taxes, partially offset by other income of €2 million, mainly related to rental income, gains on disposal of property, plant and equipment and other miscellaneous income.
Other expenses, net for the three months ended March 31, 2016 included other expenses of €5 million, mainly composed of €2 million related to provisions and €2 million related to indirect taxes, partially offset by other income of €2 million, including €1 million of rental income and €1 million of miscellaneous income.
Result from investments
Result from investments of €1 million for the three months ended March 31, 2017 relates to the Group's proportionate share of FFS GmbH's net profit. The Group sold a majority stake in FFS GmbH to FCA Bank on November 7, 2016.

EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2017	Percentage of net revenues	2016	Percentage of net revenues	2017 vs. 2016
	(€ million, except percentages)
EBIT	177	21.6%	121	18.0%	56	46.1%
EBIT for the three months ended March 31, 2017 was €177 million, an increase of €56 million, or 46.1 percent, from €121 million for the three months ended March 31, 2016. As a percentage of net revenues, EBIT was 21.6 percent for the three months ended March 31, 2017 compared to 18.0 percent for the three months ended March 31, 2016.
The increase in EBIT was primarily attributable to (i) positive volume impact of €17 million, (ii) positive product mix of €34 million, (iii) positive net foreign currency exchange impact of €30 million (including positive €23 million relating to foreign currency hedging instruments) and (iv) €2 million of positive contribution from other supporting activities, which were partially offset by (v) an increase in selling, general and administrative costs of €13 million, and (vi) an increase in research and development costs of €14 million.

The positive volume impact of €17 million was attributable to an increase in shipments of approximately 125 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 Family, the GTC4Lusso and the F12tdf, as well as a positive contribution from our personalization programs. The positive product mix of €34 million was primarily attributable to the LaFerrari Aperta, which was launched in the third quarter of 2016, as well as an increase in shipments of our V12 models, driven by the GTC4Lusso, partially offset by a decrease in shipments of the LaFerrari which completed its lifecycle in 2016, as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016.

Net financial expenses

	For the three months ended March 31,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Net financial expenses	(4)	(9)	5	55.5%

Net financial expenses for the three months ended March 31, 2017 were €4 million compared to €9 million for the three months ended March 31, 2016.

The decrease in net financial expenses was primarily attributable to financial income of €3 million related to the Delta Topco option including dividends received and a gain from exercising the option, as well as a gain of €2 million on the fair value measurement of the Series C Liberty Formula One shares ("Liberty Shares") at March 31, 2017. For further details please refer to Note 17 to the Interim Condensed Consolidated Financial Statements.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2017	2016	2017 vs. 2016
	(€ million, except percentages)
Income tax expense	49	34	15	44.1%
Income tax expense for the three months ended March 31, 2017 was €49 million, an increase of €15 million, or 44.1 percent, from €34 million for the three months ended March 31, 2016. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017, and additional deductions related to eligible research and development costs and on depreciation of fixed assets, in accordance with changes in tax regulations in Italy.
The effective tax rate (net of IRAP) was 23.7 percent for the three months ended March 31, 2017 compared to 26.1 percent for the three months ended March 31, 2016.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2017 are expected to be between €350 million to €360 million, or higher based on the timing of research and development expenditure to transition our product portfolio to hybrid technology. We plan to fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Group's liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase-out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown.

The payment of taxes also affects our working capital. Since 2016, Ferrari is a standalone tax group and we pay our taxes in two advances. In 2016, we made an initial payment in the second quarter and a more significant payment in the fourth quarter. Starting in 2017 we expect to pay taxes in equal advances, the first advance at either the end of the second quarter or the beginning of the third quarter, and the second advance in the fourth quarter.

Our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Capital expenditure is also influenced by the timing of research and development costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarter of the year.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2017 and 2016. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2017	2016
	(€ million)
Cash and cash equivalents at beginning of the period	458	183
Cash flows from operating activities	142	112
Cash flows used in investing activities	(64)	(67)
Cash flows from financing activities	35	339
Translation exchange differences	(2)	(4)
Total change in cash and cash equivalents	111	380
Cash and cash equivalents at end of the period	569	563

Operating Activities - Three Months Ended March 31, 2017

Our cash flows from operating activities for the three months ended March 31, 2017 were €142 million, primarily the result of:

(i)
profit before taxes of €173 million adjusted for €65 million for depreciation and amortization expense, €27 million related to other net non-cash expenses, result from investments and net gains on disposals of property, plant and equipment and intangible assets, €4 million of net finance costs and €1 million in provisions recognized and;

(ii)	€2 million related to cash generated by the decrease in receivables from financing activities; partially offset by

(iii)	€58 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities;

(iv)
€53 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in trade receivables of €34 million and an increase in inventories of €36 million, partially offset by an increase in trade payables of €17 million;

(v)	€11 million of net finance costs paid; and

(vi)	€8 million of income taxes paid.

Operating Activities - Three Months Ended March 31, 2016

Our cash flows from operating activities for the three months ended March 31, 2016 were €112 million, primarily the result of:

(i)
profit before taxes of €112 million adjusted for €57 million for depreciation and amortization expense, €8 million in provisions recognized and €9 million of net finance costs and other net non-cash expenses and income;

(ii)	€17 million related to cash generated by the decrease in receivables from financing activities, primarily driven by a decrease in factoring activities and foreign currency exchange impact;

(iii)
€41 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by a decrease in advances related to the LaFerrari;

(iv)
€34 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in trade receivables of €28 million and an increase in inventories of €6 million;

(v)	€12 million of net finance costs paid, and

(vi)	€4 million of income taxes paid.
Investing Activities - Three Months Ended March 31, 2017
Our cash flows used in investing activities for the three months ended March 31, 2017 were €64 million and were comprised of (i) €41 million of additions to property, plant and equipment, primarily related to the plant and machinery for new models; and (ii) €32 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, partially offset by (iii) €8 million proceeds from exercising the Delta Topco option and (iv) €1 million of proceeds from disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Three Months Ended March 31, 2016

Our cash flows used in investing activities for the three months ended March 31, 2016 were €67 million and were comprised of (i) €42 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €25 million of additions to property, plant and equipment, related primarily to the plant and machinery relating to new models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures”.

Financing Activities - Three Months Ended March 31, 2017

Our cash flows used in financing activities for the three months ended March 31, 2017 were €35 million, primarily the result of:

(i)	€28 million of proceeds net of repayments related to our revolving securitization programs in the U.S., and

(ii)	€9 million related to net change in bank borrowings; partially offset by

(iii)	€2 related to net change in other debt;

Financing Activities - Three Months Ended March 31, 2016

Our cash flows from financing activities for the three months ended March 31, 2016 were €339 million, primarily the result of:

(i)	€491 million of net proceeds related to the issuance of notes;

(ii)	€202 million of proceeds net of repayments related to the revolving securitization program;

(iii)	€139 in proceeds from the settlement of the deposits in FCA Group cash management pools;

(iv)	€19 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.
These cash inflows were partially offset by:

(i)	€500 million related to the repayment of the Bridge Loan;

(ii)	€9 million of net repayments of other bank borrowings; and

(iii)	€4 million related to the settlement of financial liabilities with FCA.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the three months ended March 31, 2017 were €73 million and €67 million for the three months ended March 31, 2016.

The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2017 and 2016:

	For the three months ended March 31,
	2017	2016
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	30	37
Patents, concessions and licenses	2	—
Other intangible assets	—	5
Total intangible assets	32	42
Property, plant and equipment
Industrial buildings	1	—
Plant, machinery and equipment	12	12
Other assets	2	1
Advances and assets under construction	26	12
Total property, plant and equipment	41	25
Total capital expenditures	73	67

Intangible assets

Our capital expenditures in intangible assets were €32 million and €42 million for the three months ended March 31, 2017 and 2016, respectively, the most significant component of which relates to externally acquired and internally generated development costs and information technologies costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

For the three months ended March 31, 2017 we invested €30 million in externally acquired and internally generated development costs, of which €22 million related to development of models to be launched in future years, €4 million related to the 812Superfast, €3 million related to components and €1 million related to development of other range and special series cars.

For the three months ended March 31, 2016, we invested €37 million in externally acquired and internally generated development costs, of which €26 million related to development of models to be launched in future years, €8 million related to development of the GTC4Lusso, which commenced shipments in the third quarter of 2016, and €3 million related to components.

Investment in other intangible assets mainly relates to costs recognized for the implementation of software.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €41 million and €25 million for the three months ended March 31, 2017 and 2016, respectively.

Our most significant investments generally relate to plant, machinery and equipment, and in particular to our car production and engine assembly lines. Investments in plant, machinery and equipment amounted to €12 million for the three months ended March 31, 2017 and 2016.

For the three months ended March 31, 2017 investments in plant, machinery and equipment of €12 million were composed of €2 million related to the investments in car production lines, €1 million related to engine assembly lines, €2 million of investments related to our personalization programs, and €7 million principally related to industrial tools needed for the production of cars.
For the three months ended March 31, 2016, investments in plant and machinery of €12 million were composed of €7 million related to the investments in car production lines, €1 million of plant related to our personalization program, €1 million related to engine assembly lines and the residual amount of capital expenditure in plant, machinery and equipment was principally related to industrial tools needed for the production of cars.
Advances and assets under construction, which amounted to €26 million and €12 million for the three months ended March 31, 2017 and 2016 respectively, primarily related to investments in industrial tools needed for the production of new models.

Net Debt and Net Industrial Debt
Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group's financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2017 and December 31, 2016.

	At March 31,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	569	458
Total liquidity	569	458
Term Loan	(800)	(800)
Other borrowings from banks	(45)	(37)
Bond	(492)	(498)
Securitization	(507)	(486)
Other debt	(26)	(27)
Total debt	(1,870)	(1,848)
Net Debt	(1,301)	(1,390)
Funded portion of the self-liquidating financial receivables portfolio	723	737
Net Industrial Debt	(578)	(653)

Cash and cash equivalents

Cash and cash equivalents amounted to €569 million at March 31, 2017 compared to €458 million at December 31, 2016. The increase in cash and cash equivalents was primarily driven by Free Cash Flow from Industrial Activities and proceeds from our securitization programs. See “Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 70% of our cash and cash equivalents were denominated in Euro at March 31, 2017. Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €75 million at March 31, 2017 (€48 million at December 31, 2016), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31,	At December 31,
	2017	2016
	(€ million)
Euro	394	318
Chinese Yuan	66	58
U.S. Dollar	59	16
Japanese Yen	19	37
Other currencies	31	29
Total	569	458

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €31 million at March 31, 2017 (€19 million at December 31, 2016).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2017 was €1,069 million (€958 million at December 31, 2016).

The following table summarizes our total available liquidity:

	At March 31,	At December 31,
	2017	2016
	(€ million)
Cash and cash equivalents	569	458
Undrawn committed credit lines	500	500
Total available liquidity	1,069	958

The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” below for further details.

The Facility
On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).
In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.
In March 2016, the Bridge Loan was subsequently fully repaid, primarily using the proceeds from the bond (see “Bond” below).
The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc made mandatory scheduled payments of €92 million and $9 million, respectively.

At March 31, 2017 and at December 31, 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks
Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular €33 million (€24 million at December 31, 2016) relating to a $100 million U.S. Dollar denominated credit facility that was entered into on November 17, 2015, the proceeds of which were fully drawn down in 2015 and used to repay financial liabilities with FCA in the United States. The credit facility was renewed in December 2016 for an additional 12 months. Other borrowings from banks also includes €13 million at March 31, 2017 (€13 million at December 31, 2016) relating to various short and medium term credit facilities.

Bond
On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at March 31, 2017 includes accrued interest of €0.3 million (€5.9 million at December 31, 2016).

Securitization
In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16, 2016, the funding limit of the program was increased to US$275 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.
On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.
Finally, on December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.
Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €31 million at March 31, 2017 (€19 million at December 31, 2016).
Other debt
Other debt mainly relates to Ferrari S.p.A. for the financing of investments in research and development.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31,
	2017	2016
	(€ million)
Cash flows from operating activities	142	112
Cash flows used in investing activities	(64)	(67)
Free Cash Flow	78	45
Change in the self-liquidating financial receivables portfolio	(2)	(17)
Free Cash Flow from Industrial Activities	76	28

Cash flows used in investing activities for the three months ended March 31, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Free Cash Flow for the three months ended March 31, 2017 was €78 million, an increase of €33 million compared to €45 million for the three months ended March 31, 2016. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the three months ended March 31, 2017 was €76 million, an increase of €48 million compared to €28 million for the three months ended March 31, 2016. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in Adjusted EBITDA, partially offset by negative impact from net working capital and capital expenditures.

Outlook

2017 Outlook confirmed:

•	Shipments: ~8,400 including supercars

•	Net revenues: > €3.3 billion

•	Adjusted EBITDA: > €950 million

•	Net Industrial Debt: ~€500 million including a cash distribution to the holders of common shares and excluding potential share repurchases

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2017

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2017 and 2016
(Unaudited)

		For the three months ended March 31,
	Note	2017	2016
		(€ thousand)
Net revenues	6	820,600	675,453
Cost of sales	7	397,693	332,997
Selling, general and administrative costs	8	72,577	60,423
Research and development costs	9	172,163	158,194
Other expenses, net	10	1,630	2,590
Result from investments	11	602	—
EBIT		177,139	121,249
Net financial expenses	12	(3,538)	(8,955)
Profit before taxes		173,601	112,294
Income tax expense	13	49,395	34,699
Net profit		124,206	77,595
Net profit attributable to:
Owners of the parent		123,666	77,337
Non-controlling interests		540	258

Basic and diluted earnings per common share (in €)	14	0.65	0.41

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2017 and 2016
(Unaudited)

		For the three months ended March 31,
	Note	2017	2016
		(€ thousand)
Net profit		124,206	77,595
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains on cash flow hedging instruments	21	13,632	60,406
Exchange differences on translating foreign operations	21	(827)	(5,178)
Related tax impact	21	(3,803)	(18,951)
Total items that may be reclassified to the consolidated income statement in subsequent periods		9,002	36,277
Total other comprehensive income, net of tax	21	9,002	36,277
Total comprehensive income		133,208	113,872
Total comprehensive income attributable to:
Owners of the parent		132,698	113,845
Non-controlling interests		510	27

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2017 and at December 31, 2016
(Unaudited)

	Note	At March 31, 2017	At December 31, 2016
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	15	356,769	354,394
Property, plant and equipment	16	674,777	669,283
Investments and other financial assets	17	28,074	33,935
Deferred tax assets		134,308	119,357
Total non-current assets		1,979,110	1,962,151
Inventories	18	358,563	323,998
Trade receivables	19	277,787	243,977
Receivables from financing activities	19	776,020	790,377
Current tax receivables	19	3,805	1,312
Other current assets	19	81,304	53,729
Current financial assets	20	9,587	16,276
Cash and cash equivalents		569,327	457,784
Total current assets		2,076,393	1,887,453
Total assets		4,055,503	3,849,604

Equity and liabilities
Equity attributable to owners of the parent		475,652	324,995
Non-controlling interests		5,320	4,810
Total equity	21	480,972	329,805

Employee benefits		87,326	91,024
Provisions	23	208,818	215,227
Deferred tax liabilities		13,100	13,111
Debt	24	1,870,124	1,848,041
Other liabilities	25	636,333	656,275
Other financial liabilities	20	23,441	39,638
Trade payables	26	631,769	614,888
Current tax payables		103,620	41,595
Total equity and liabilities		4,055,503	3,849,604

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2017 and 2016
(Unaudited)

	For the three months ended March 31,
	2017	2016 (*)
	(€ thousand)
Cash and cash equivalents at beginning of the period	457,784	182,753
Cash flows from operating activities:
Profit before taxes	173,601	112,294
Amortization and depreciation	64,758	56,443
Provision accruals	953	8,032
Result from investments	(602)	—
Net finance costs	3,538	8,955
Other non-cash expenses	27,495	(457)
Net gains on disposal of property, plant and equipment and intangible assets	(373)	(364)
Change in inventories	(36,249)	(5,835)
Change in trade receivables	(33,891)	(27,508)
Change in trade payables	16,890	(566)
Change in receivables from financing activities	2,474	17,339
Change in other operating assets and liabilities	(58,468)	(40,766)
Finance income received	3,135	416
Finance costs paid	(13,880)	(12,008)
Income tax paid	(8,375)	(3,598)
Total	141,006	112,377
Cash flows used in investing activities:
Investments in property, plant and equipment	(40,523)	(25,368)
Investments in intangible assets	(32,136)	(42,644)
Proceeds from the sale of property, plant and equipment and intangible assets	383	514
Proceeds from exercising the Delta Topco option	8,307	—
Total	(63,969)	(67,498)
Cash flows used in financing activities:
Repayment of Bridge Loan	—	(500,000)
Net change in bank borrowings	9,309	(8,546)
Securitization net of repayments	27,769	201,743
Proceeds from bond	—	490,729
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	—	135,180
Net change in other debt	(1,791)	18,959
Change in equity	—	1,384
Total	35,287	339,449
Translation exchange differences	(781)	(3,639)
Total change in cash and cash equivalents	111,543	380,689
Cash and cash equivalents at end of the period	569,327	563,442
(*) Starting from 2017, the Company has disclosed separately finance income received and finance costs paid on the interim consolidated statement of cash flows. The comparative information for the three months ended March 31, 2016 has been reclassified accordingly. This did not affect any of the sub-totals presented on the interim consolidated statement of cash flows.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2017 and 2016
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	77,337	—	—	—	77,337	258	77,595
Other comprehensive income/(loss)	—	—	41,455	(4,947)	—	36,508	(231)	36,277
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At March 31, 2016	2,504	66,706	(11,468)	37,624	(6,422)	88,944	5,747	94,691

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	123,666	—	—	—	123,666	540	124,206
Other comprehensive income/(loss)	—	—	9,829	(797)	—	9,032	(30)	9,002
Share-based compensation	—	17,959	—	—	—	17,959	—	17,959
At March 31, 2017	2,504	443,961	(8,951)	46,026	(7,888)	475,652	5,320	480,972

(1)	Reflects the effects of the Separation. See Note 21 “Equity” for additional details.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND MARCH 31, 2016

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 170 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 30 franchised stores (including 8 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

Fiat S.p.A., (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari.

On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company.

The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015. The remaining steps of the Separation were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

Following the Separation and at March 31, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At March 31, 2017, the Company held 4,975,582 common shares and 2,930 special voting shares in treasury, while at December 31, 2016 the Company held 5,000,000 common shares and 2,930 special voting shares. The decrease in common shares held in treasury reflects the granting of shares to Non-Executive Directors as part of their directors compensation.
Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.

References to the Company in these consolidated financial statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 4, 2017, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2016 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2016, except as described in the paragraphs “Share-based compensation” and “New standards and amendments effective from January 1, 2017”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.
Share-based compensation
The Group has implemented an equity incentive plan that provides for the granting of share-based compensation to the Chief Executive Officer, all other members of the Group Executive Council (“GEC”) and key leaders. The equity incentive plan is accounted for in accordance with IFRS 2 - Share-based Payment, which allows the Company to recognize share-based compensation expense based on fair value of the awards granted. Compensation expense for the equity-settled awards containing market performance conditions is measured at the grant date fair value of the award using the Monte Carlo simulation model, which requires the input of subjective assumptions, including the expected volatility of the Company’s common stock, the dividend yield, interest rates and a correlation coefficient between the common stock and the relevant market index. The fair value of the awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
Share-based compensation expense is recognized over the service period within selling, general and administrative costs or cost of sales in the consolidated income statement depending on the function of the employee, with an offsetting increase to equity.

New standards and amendments effective from January 1, 2017
The following new standards and amendments that are applicable from January 1, 2017 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements.

•
The Group adopted the amendments to IAS 12 - Income Taxes. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. Specifically, the amendments clarify the requirements on recognition of deferred tax assets for unrealized losses in order to address diversity in practice. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 7 - Statement of Cash Flows, which requires companies to provide information about changes in their financing liabilities. The amendments are aimed at improving disclosures so that users of financial statements are better able to understand the changes in a company’s debt, including changes from cash flows and non-cash changes. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2018 or subsequent years are listed below:
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In April 2016, the IASB issued amendments to the standard which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The standard and amendments are effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Group is currently quantifying the impact of adoption, however based on currently available information, the Group does not expect a material impact from the adoption of this standard and related amendments.
In July 2014 the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the method of implementation and impact of adoption.

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group is currently evaluating the method of implementation and impact of adoption.

In June 2016, the IASB issued amendments to IFRS 2 - Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-

settled. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application is permitted. The Group is currently evaluating the method of implementation and impact.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014 - 2016 Cycle, which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018). The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact upon adoption.
In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. The Group is currently evaluating the method of implementation and impact of adoption.
Scope of consolidation

There were no changes to the scope of consolidation during the three months ended March 31, 2017.

On December 30, 2016, a new fully owned subsidiary, Ferrari (HK) Limited, was incorporated in Hong Kong following the Group’s decision to directly manage the importation of Ferrari cars in Hong Kong.

    On November 17, 2016 the Group constituted Ferrari Auto Securitization Transaction - Select, LLC to perform a securitization program in the United States. Ferrari Auto Securitization Transaction - Select, LLC was not operating until December 2016.

On November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand. Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by Ferrari is accounted for using the equity method.

On July 21, 2016 and August 4, 2016 the Group constituted, respectively, Ferrari Financial Services Titling Trust (“FFS Titling Trust”) and Ferrari Auto Securitization Transaction Lease, LLC (“FAST Lease, LLC”) to perform securitization programs in the United States. Both FFS Titling Trust and FAST Lease, LLC were not operating until October 2016.

On April 30, 2016, the liquidation process of Ferrari Financial Services KK (“FFS KK”), which commenced in February 2016, was completed. The liquidation follows the disposal of the financial services portfolio in Japan in November 2015. As a result of the liquidation, FFS KK is no longer included in the scope of consolidation.

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed its first securitization program of retail financial receivables in the United States. The program was executed through Ferrari Auto Securitization Transaction LLC (“FAST”), a special purpose vehicle formed for the purpose of the securitization. Based on the technical analysis performed, FFS Inc has control over FAST through contractual terms that allow it to direct the relevant activities of FAST’s business. Therefore, starting from such date, FAST is included in the scope of consolidation of the Group.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2016.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2017		2016
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.0648	1.0691	1.1022	1.1385	1.0541
Pound Sterling	0.8601	0.8555	0.7707	0.7916	0.8562
Swiss Franc	1.0694	1.0696	1.0959	1.0931	1.0739
Japanese Yen	121.0138	119.5500	126.9721	127.9000	123.4000
Chinese Yuan	7.3353	7.3642	7.2110	7.3514	7.3202
Australian Dollar	1.4056	1.3982	1.5286	1.4807	1.4596
Canadian Dollar	1.4101	1.4265	1.5144	1.4738	1.4188
Singapore Dollar	1.5080	1.4940	1.5643	1.5304	1.5234
Hong Kong Dollar	8.2641	8.3074	8.5697	8.8282	8.1751

6. NET REVENUES
Net revenues are as follows:

	For the three months ended March 31,
	2017	2016
	(€ thousand)
Revenues from:
Cars and spare parts	581,237	480,969
Engines	103,826	57,268
Sponsorship, commercial and brand	122,615	118,107
Other	12,922	19,109
Total net revenues	820,600	675,453
Other primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended March 31, 2017 and 2016 amounted to €397,693 thousand and €332,997 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services companies included within cost of sales for the three months ended March 31, 2017 and 2016 amounted to €4,560 thousand and €4,194 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended March 31, 2017 and 2016 amounted to €41,690 thousand and €33,604 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs for the three months ended March 31, 2017 and 2016 amounted to €30,887 thousand and €26,819 thousand, respectively, comprising mainly marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended March 31,
	2017	2016
	(€ thousand)
Research and development costs expensed during the period	145,854	134,942
Amortization of capitalized development costs	26,309	23,252
Total research and development costs	172,163	158,194
The main component of research and development costs expensed during the period related to the research and development activities performed for the Formula 1 racing car and in particular to initiatives to maximize the performance, efficiency and aerodynamics of the car, as well as research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and the amortization of capitalized development costs.
In 2016, the U.S. National Highway Traffic Safety Administration (“NHTSA”) published new Visual-Manual Driver Distraction Phase II draft guidelines. These guidelines focus, among other things, on the need to modify the design of car devices and other driver interfaces to minimize driver distraction. The Group is evaluating these new guidelines and their potential impact on the Group's results of operations and financial position and determining what steps and/or countermeasures, if any, the Group will need to make.

10. OTHER EXPENSES, NET
Other expenses, net for the three months ended March 31, 2017 include other expenses of €3,570 thousand (€4,912 thousand for the three months ended March 31, 2016 ) mainly related to provisions and indirect taxes, partially offset by other income of €1,940 thousand (€2,322 thousand for for the three months ended March 31, 2016) mainly related to rental income, gains on disposal of property, plant and equipment and other miscellaneous income.

11. RESULT FROM INVESTMENTS
Result from investments of €602 thousand for the three months ended March 31, 2017 relates to the Group's proportionate share of FFS GmbH's net profit. The Group sold a majority stake in FFS GmbH to FCA Bank on November 7, 2016. See Note 17 for additional details.

12. NET FINANCIAL EXPENSES

	For the three months ended March 31,
	2017	2016
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	10,769	416
Financial services companies (reported within net revenues)	9,211	15,219

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(14,307)	(9,371)
Financial services companies (reported within cost of sales)	(4,560)	(4,194)

Net financial expenses relating to industrial companies (A - B)	(3,538)	(8,955)
Net financial expenses for the three months ended March 31, 2017 primarily include interest expenses on debt incurred, directly or indirectly, as a result of the Restructuring, and in particular interest expenses relating to the Term Loan, and for the three months ended March 31, 2016, the Bridge Loan which was fully repaid in March 2016, as well as interest expenses on other bank borrowings and the bond issued in March 2016. See Note 24 “Debt”. Net financial expenses also included foreign currency exchange rate differences and expenses from derivative financial instruments.

The decrease in net financial expenses was primarily attributable to financial income of €2,638 thousand recognized for the three months ended March 31, 2017 related to the Delta Topco option and a gain of €1,754 thousand on the fair value measurement of the Series C Liberty Formula One shares (“Liberty Shares”) at March 31, 2017. See Note 17 “Investments and other financial assets”.

13. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended March 31,
	2017	2016
	(€ thousand)
Current tax expense	68,567	38,806
Deferred tax income	(18,964)	(4,054)
Taxes relating to prior periods	(208)	(53)
Total income tax expense	49,395	34,699
Income tax expense amounted to €49,395 thousand for the three months ended March 31, 2017 compared to €34,699 thousand for the three months ended March 31, 2016, primarily attributable to an increase in profit before taxes, partially offset by the combined effects of a reduction in the corporate income tax rate from 27.5 percent to 24.0 percent, effective from 2017, and additional deductions related to eligible research and development costs and on depreciation of fixed assets, in accordance with changes in tax regulations in Italy.

Income tax expense has been calculated based on the tax rate expected for the full financial year. The effective tax rate (net of IRAP) used for the three months ended March 31, 2017 is 23.7 percent compared to 26.1 percent for the three months ended March 31, 2016.

IRAP (current and deferred) for the three months ended March 31, 2017 and 2016 amounted to €8,258 thousand and €5,337 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for the three months ended March 31, 2017 and 2016, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

The increase in net deferred tax assets from December 31, 2016 to March 31, 2017 was primarily due to the tax impact on temporary non-deductible depreciation and provisions.

14. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2017	2016
Profit attributable to owners of the Company	€ thousand	123,666	77,337
Weighted average number of common shares	thousand	188,948	188,923
Basic earnings per common share		€0.65	0.41

Diluted earnings per share
For the three months ended March 31, 2016 there were no potentially dilutive instruments. For the three months ended March 31, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan and (ii) the potential common shares that would be issued for the Non-Executive Directors' compensation agreement. See Note 22 for additional details on the equity incentive plan. The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2017 and 2016:

		For the three months ended March 31,
		2017	2016
Profit attributable to owners of the Company	€ thousand	123,666	77,337
Weighted average number of common shares for diluted earnings per common share	thousand	189,758	188,923
Diluted earnings per common share		€0.65	0.41

15. INTANGIBLE ASSETS

	Balance at December 31, 2016	Additions	Disposals	Amortization	Translation differences	Balance at March 31, 2017
	(€ thousand)
Intangible assets	354,394	32,136	—	(29,768)	7	356,769
Additions of €32,136 thousand for the three months ended March 31, 2017, primarily related to externally acquired and internally generated development costs for new models and existing models.
16. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2016	Additions	Disposals	Depreciation	Translation differences	Balance at March 31, 2017
	(€ thousand)
Property, plant and equipment	669,283	40,523	(10)	(34,990)	(29)	674,777
Additions of €40,523 thousand for the three months ended March 31, 2017 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

At March 31, 2017, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €39,503 thousand (€49,614 thousand at December 31, 2016).

17. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Investments accounted for using the equity method	21,550	20,948
Delta Topco option	—	11,967
Other securities and financial assets	6,524	1,020
Total investments and other financial assets	28,074	33,935

Investments accounted for using the equity method
Investments accounted for using the equity method relates to the Group's investment in FFS GmbH. In particular, on November 7, 2016, Ferrari and FCA Bank finalized an agreement to provide financial services in Europe, under which FCA Bank acquired a majority stake in FFS GmbH from Ferrari for a purchase price of €18,595 thousand, which was received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, which is the consolidating entity of FFS GmbH following the transaction, the Group also received cash of €431,958 thousand.
Upon completion of the transaction, FFS GmbH was deconsolidated and the 49.9 percent interest in FFS GmbH retained by Ferrari is accounted for using the equity method.

Changes in the investments accounted for using the equity method during the period were as follows:

(€ thousand)
Balance at January 1, 2017	20,948
Proportionate share of net profit for the period from January 1, 2017 to March 31, 2017	602
Balance at March 31, 2017	21,550
Delta Topco option
The Group was granted an option to purchase a fixed number of shares in Delta Topco for a fixed price on the occurrence of certain events. Delta Topco was a company belonging to the Formula 1 Group (the group responsible for the promotion of the Formula 1 World Championship).
The Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. On February 22, 2017, the Group received (i) €10,878 thousand in cash (including €2,571 thousand of previously undistributed dividends), (ii) approximately 145 thousand Liberty Shares, which were initially recognized at cost of €2,887 thousand (based on the original underlying agreement), and (iii) €851 thousand of Liberty Media exchangeable notes in relation to the Delta Topco option.
Other securities and financial assets
Other securities and financial assets primarily include the Liberty Shares and Liberty Media exchangeable notes obtained as a result of exercising the Delta Topco option. The Liberty Shares are measured at fair value which amounted to €4,641 thousand at March 31, 2017. The Liberty Media exchangeable notes are measured at amortized cost which amounted to €851 thousand at March 31, 2017.

18. INVENTORIES

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Raw materials	97,694	95,594
Semi-finished goods	83,639	72,472
Finished goods	177,230	155,932
Total inventories	358,563	323,998
The amount of inventory writedowns recognized as an expense within cost of sales was €1,694 thousand and €1,234 thousand for the three months ended March 31, 2017 and 2016, respectively.

19. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Trade receivables	277,787	243,977
Receivables from financing activities	776,020	790,377
Current tax receivables	3,805	1,312
Other current assets	81,304	53,729
Total	1,138,916	1,089,395

Receivables from financing activities
Receivables from financing activities are as follows:

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Client financing	745,564	758,679
Dealer financing	30,456	31,698
Total	776,020	790,377

20. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Financial derivatives	4,441	10,388
Other financial assets	5,146	5,888
Current financial assets	9,587	16,276

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at March 31, 2017 and December 31, 2016.

	At March 31, 2017		At December 31, 2016
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	3,944	(20,984)	8,160	(39,580)
Total cash flow hedges	3,944	(20,984)	8,160	(39,580)
Other foreign exchange derivatives	—	(2,457)	1,548	(58)
Interest rate caps	497	—	680	—
Financial derivatives	4,441	(23,441)	10,388	(39,638)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments we are required to enter into as part of certain of our securitization agreements.

21. EQUITY
Share capital
Following the Separation and at March 31, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At March 31, 2017, the Company held 4,975,582 common shares and 2,930 special voting shares in treasury, while at December 31, 2016 the Company held 5,000,000 common shares and 2,930 special voting shares. The decrease in common shares held in treasury reflects the granting of shares to Non-Executive Directors as part of their directors compensation.
The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company's common shares and to promote stability of the Company's shareholder base by granting long-term shareholders of the Company with special voting shares. Following the Separation, Exor N.V. (“Exor”) and Piero Ferrari participate in the Company's loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves
Retained earnings and other reserves includes the share premium reserve of €5,888,529 thousand at March 31, 2017 (€5,888,529 thousand at December 31, 2016). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. Such reserve was subsequently reduced in 2016 for a cash distribution to shareholders.
At March 31, 2017, the Company has recognized a cumulative amount of €17,612 thousand as an increase to other reserves for the PSU awards and RSU awards under the Group's equity incentive plan. See Note 22.

Equity-settled Non-Executive Directors’ compensation amounted to €347 thousand for the three months ended March 31, 2017 and was recognized as an increase to other reserves.

Other comprehensive income

The following table presents other comprehensive income:

	For the three months ended March 31,
	2017	2016

Gains on cash flow hedging instruments arising during the period	4,543	27,135
Gains on cash flow hedging instruments reclassified to the consolidated income statement	9,089	33,271
Gains on cash flow hedging instruments	13,632	60,406
Exchange differences on translating foreign operations arising during the period	(827)	(5,178)
Total items that may be reclassified to the consolidated income statement in subsequent periods	12,805	55,228
Total other comprehensive income	12,805	55,228
Related tax impact	(3,803)	(18,951)
Total other comprehensive income, net of tax	9,002	36,277

Gains on cash flow hedging instruments arising during the three months ended March 31, 2017 and 2016 relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effect relating to other comprehensive income/(loss) are as follows:

	For the three months ended March 31,
	2017			2016
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Gains/(losses) on cash flow hedging instruments	13,632	(3,803)	9,829	60,406	(18,951)	41,455
Exchange (losses)/gains on translating foreign operations	(827)	—	(827)	(5,178)	—	(5,178)
Total other comprehensive income/(loss)	12,805	(3,803)	9,002	55,228	(18,951)	36,277

22. SHARE-BASED COMPENSATION
Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan, which is applicable to all Group Executive Council (“GEC”) members and key leaders of the Company. Under the Company’s equity incentive plan, a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
At March 31, 2017, the Company has recognized a cumulative amount of €17,612 thousand as an increase to other reserves in equity for the PSU awards and RSU awards and had unrecognized compensation expense of approximately €36,618 thousand. This expense will be recognized over the remaining vesting period until 2020.
Performance Share Units
The Company awarded members of the GEC and key leaders a total target of approximately 237 thousand PSUs and 450 thousand PSUs to its Chief Executive Officer. The PSUs vest in three equal tranches in March 2019, 2020 and 2021, subject to the achievement of a market performance condition related to Total Shareholder Return (“TSR”). The interim partial vesting periods are independent of one another and any under-achievement in one period can be offset by over-achievement in subsequent periods. The target amount of PSUs vests as follows based on the Company’s TSR ranking compared to an industry specific peer group of eight, including the Company, (“Peer Group”):

Ferrari TSR Ranking	% of Target Awards that Vest
	CEO	GEC and Key Leaders
1	150%	150%
2	120%	120%
3	100%	100%
4	75%	—
5	50%	—
The defined Peer Group is as follows:

Hermes	Burberry	Bruno Cucinelli	Ferragamo
LVMH	Moncler	Richemont

The total number of shares that will eventually be issued upon vesting of the PSUs may vary from the original award of 687 thousand, depending on the level of TSR performance achieved compared to the Peer Group. None of the PSU awards were forfeited and none of the outstanding PSUs had vested at March 31, 2017.
The performance period for the PSUs commenced on January 1, 2016. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The range of the fair value of the PSUs that were awarded is €59.36-€72.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key assumptions
Grant date share price	€66.85
Expected volatility	17.4%
Dividend yield	1.2%
Risk-free rate	0%

The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Retention Restricted Share Units
The Company awarded members of the GEC and key leaders a total of approximately 119 thousand RSUs. The Chief Executive Officer has not received any RSUs. The RSU awards granted to GEC members and key leaders are conditional on a recipient’s continued service to the Company, as described below. The RSUs, each of which represents the right to receive one common share of the Company, will vest in three equal tranches in March 2019, 2020 and 2021, subject to continued employment with the Company at the time of vesting. None of the RSU awards were forfeited and none of the RSU awards had vested at March 31, 2017.
The performance period for the RSUs commenced on January 1, 2016. The fair value of the awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period. The range of the fair value of the RSUs awarded is €63.00-€64.64 per share.

23. PROVISIONS
The Group’s provisions are as follows:

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Warranty and recall campaigns provision	126,058	122,411
Legal proceedings and disputes	45,779	45,336
Other risks	36,981	47,480
Total provisions	208,818	215,227
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.

Movements in provisions are as follows:

	Balance at December 31, 2016	Additional provisions	Utilization	Translation differences	Balance at March 31, 2017
	(€ thousand)
Warranty and recall campaigns provision	122,411	8,292	(4,620)	(25)	126,058
Legal proceedings and disputes	45,336	841	(448)	50	45,779
Other risks	47,480	803	(11,138)	(164)	36,981
Total provisions	215,227	9,936	(16,206)	(139)	208,818
Utilization of the provision for other risks includes the reversal of a provision relating to a dispute with a distributor.
24. DEBT

	Balance at December 31, 2016	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other	Translation differences	Balance at March 31, 2017
	(€ thousand)
Borrowings from banks	836,886	9,391	(82)	408	(1,343)	845,260
Bond	497,614	—	—	(5,309)	—	492,305
Securitization	485,670	47,082	(19,313)	89	(6,925)	506,603
Other debt	27,871	10,078	(11,869)	—	(124)	25,956
Total debt	1,848,041	66,551	(31,264)	(4,812)	(8,392)	1,870,124
Borrowings from banks
The Group’s borrowings from banks are as follows:

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Term Loan	799,719	800,434
Other borrowings from banks	45,541	36,452
Total	845,260	836,886

The Facility
On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by FFS Inc.

In March 2016, the Bridge Loan was subsequently fully repaid, primarily using the proceeds from the bond (see “Bond” below).

The Company made voluntary prepayments of €600 million on the Term Loan, paying €300 million in September 2016 and €300 million in December 2016. Also in December 2016, the Company and FFS Inc. made mandatory scheduled payments of €92 million and $9 million, respectively.

At March 31, 2017 and December 31, 2016 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular €32,916 thousand (€23,745 thousand at December 31, 2016) relating to a $100 million U.S. Dollar denominated credit facility that was entered into on November 17, 2015, the proceeds of which were fully drawn down in 2015 and used to repay financial liabilities with FCA in the United States. The credit facility was renewed in December 2016 for an additional 12 months. Other borrowings from banks also includes €12,625 thousand at March 31, 2017 (€12,707 thousand at December 31, 2016) relating to various short and medium term credit facilities.

Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds together with additional cash held by the Company, were used to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at March 31, 2017 includes accrued interest of €313 thousand (€5,938 thousand at December 31, 2016).

Securitizations

In 2016 FFS Inc pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions.
On January 19, 2016, FFS Inc performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. On December 16th, 2016, the funding limit of the program was increased to US$275 million. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $242 million and were primarily used to repay intercompany loans. The securitization agreement requires the maintenance of an interest rate cap.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were primarily used to repay the $150 million U.S. Dollar denominated credit facility. The securitization agreement requires the maintenance of an interest rate cap.

Finally, on December 28, 2016, FFS Inc performed a revolving securitization program for funding of up to $120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points. Proceeds from the first sale of financial receivables were $64 million and were primarily used to partially repay the $100 million U.S. Dollar denominated credit facility. The securitization agreement does not require an interest rate cap.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is principally applied to repay principal and interest of the funding. Such cash amounted to €30,612 thousand at March 31, 2017 (€19,411 thousand at December 31, 2016).
Other debt

Other debt mainly relates to Ferrari S.p.A. for the financing of investments in research and development.

25. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At March 31, 2017	At December 31, 2016
	(€ thousand)
Deferred income	357,044	273,069
Advances and security deposits	136,077	229,975
Accrued expenses	62,612	61,403
Payables to personnel	23,875	36,843
Social security payables	13,374	18,559
Other	43,351	36,426
Total other liabilities	636,333	656,275
Deferred income primarily includes amounts received under the scheduled maintenance program of €160,570 thousand at March 31, 2017 and €155,121 thousand at December 31, 2016, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at March 31, 2017 and at December 31, 2016 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the LaFerrari Aperta.

26. TRADE PAYABLES
Trade payables of €631,769 thousand at March 31, 2017 (€614,888 thousand at December 31, 2016) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

27. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2017 and at December 31, 2016:

		At March 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		569,327	—	—	569,327
Investments and other financial assets - Liberty Shares	17	4,641	—	—	4,641
Current financial assets	20	—	4,441	—	4,441
Total assets		573,968	4,441	—	578,409
Other financial liabilities	20	—	(23,441)	—	(23,441)
Total liabilities		—	(23,441)	—	(23,441)

		At December 31, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		457,784	—	—	457,784
Investments and other financial assets - Delta Topco option	17	—	11,967	—	11,967
Current financial assets	20	—	10,388	—	10,388
Total assets		457,784	22,355	—	480,139
Other financial liabilities	20	—	39,638	—	39,638
Total liabilities		—	39,638	—	39,638
There were no transfers between fair value hierarchy levels for the periods presented.
In 2017, the Group exercised the Delta Topco option as a result of the sale of Delta Topco to Liberty Media Corporation, which was completed on January 23, 2017. Therefore the Delta Topco option was derecognized and the Group’s investment in the Liberty Shares and exchangeable notes were recognized. See Note 17.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2017		At December 31, 2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	19	776,020	776,020	790,377	790,377
Total assets		776,020	776,020	790,377	790,377

Debt	24	1,870,124	1,884,011	1,848,041	1,849,000
Total liabilities		1,870,124	1,884,011	1,848,041	1,849,000
28. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•
in November 2016, the Group finalized an agreement with FCA Bank to provide financial services in Europe. Under such agreement FCA Bank acquired from the Group a majority stake in FFS GmbH for a purchase price of €18,595 thousand, which the Group received upon sale. In addition to the purchase price, as a result of the funding of FFS GmbH being directly provided by FCA Bank, the Group also received cash of €431,958 thousand.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International and Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2017			2016
	Net revenues	(Income) / Cost (1)	Financial income/ (expenses)	Net revenues	(Income) / Cost (1)	Financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	86,181	2,276	—	32,024	(209)	—
FCA US LLC	—	15,928	—	2	3,962	—
Magneti Marelli	413	8,100	—	409	5,337	—
Other FCA Group companies	1,984	2,465	(272)	1,228	(2,426)	(105)
Total FCA Group companies	88,578	28,769	(272)	33,663	6,664	(105)

Exor Group companies (excluding the FCA Group)	50	27	—	50	51	—

Other related parties
COXA S.p.A.	12	1,846	—	28	1,956	—
HPE S.r.l.	—	1,252	—	—	737	—
Other related parties	16	—	—	520	—	—
Total other related parties	28	3,098	—	548	2,693	—
Total transactions with related parties	88,656	31,894	(272)	34,261	9,408	(105)
Total for the Group	820,600	471,298	(3,538)	675,453	396,010	(8,955)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income) and results from investments.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2017				At December 31, 2016
	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)	Trade receivables	Trade payables	Other current assets(1)	Other liabilities(2)
	(€ thousand)
FCA Group companies
Maserati	75,262	5,315	—	30,458	73,532	4,462	—	32,379
FCA US LLC	138	17,989	—	—	166	12,529	—	—
Magneti Marelli	3,281	6,646	—	625	1,739	6,702	—	—
Other FCA Group companies	862	3,017	1,459	10	257	3,291	1,439	12
Total FCA Group companies	79,543	32,967	1,459	31,093	75,694	26,984	1,439	32,391

Exor Group companies (excluding the FCA Group)	278	49	—	—	235	41	—	—

Other related parties
COXA S.p.A.	9	1,188	—	—	16	1,194	—	—
HPE S.r.l.	—	833	—	—	—	1,162	—	—
Other related parties	553	220	30	—	554	68	—	4
Total other related parties	562	2,241	30	—	570	2,424	—	4
Total transactions with related parties	80,383	35,257	1,489	31,093	76,499	29,449	1,439	32,395
Total for the Group	277,787	631,769	85,109	739,953	243,977	614,888	55,041	697,870
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2017	At December 31, 2016
	Current financial assets

Other FCA Group companies	610	861
Total transactions with related parties	610	861
Total for the Group	9,587	16,276

29. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2017 and 2016:

	For the three months ended March 31,
	2017	2016
	(€ thousand)
Italy	122,452	46,527
Other EMEA	371,706	340,563
Americas (1)	172,222	161,424
China, Taiwan and Hong Kong	77,633	64,189
Rest of APAC (2)	76,587	62,750
Total net revenues	820,600	675,453
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.
30. SUBSEQUENT EVENTS
The Group evaluated subsequent events through May 4, 2017, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On April 11, 2017 Ferrari Land opened its doors to the public. The first Ferrari theme park in Europe (and the second in the world after Ferrari World Abu Dhabi) occupies an area of 70,000 square meters within the PortAventura World resort (Barcelona, Spain).

On April 14, 2017, the Company announced that Ferrari’s Annual General Meeting of Shareholders held on the same day (i) approved the 2016 Annual Accounts of the Company, (ii) amended the Remuneration Policy of the Board of Directors for, inter alia, a significantly lower annual remuneration of Non-Executive Directors to be paid only in cash; (iii) re-elected all current directors of Ferrari. Sergio Marchionne was re-elected as executive director of Ferrari. John Elkann, Piero Ferrari, Delphine Arnault, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca, Lapo Elkann, Amedeo Felisa, Maria Patrizia Grieco, Adam Keswick and Elena Zambon were re-elected as non-executive directors of Ferrari; (iv) delegated to the Board of Directors authority to purchase common shares of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of Ferrari’s Annual General Meeting of Shareholders; (v) approved an award to the Chief Executive Officer under the Company’s equity incentive plan applicable to all GEC members and key leaders of the Company; and (vi) re-appointed Ernst & Young Accountants LLP as Ferrari’s independent auditor until the 2018 Annual General Meeting of Shareholders.

On May 2, 2017, following approval of the 2016 Annual Accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, the Company paid a cash distribution of €0.635 per common share, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

During the current 2017 Formula 1 season Ferrari has obtained five podiums in the first four races, including two victories.